Mail Stop 0407

      							April 8, 2005

Via U.S. Mail and Fax
Mr. J. Kernan Crotty
Chief Financial Officer
Teletouch Communications, Inc.
1913-B Deerbrook Drive
Tyler, Texas 75703

	RE:	Teletouch Communications, Inc.
      Form 10-K for the fiscal year ended May 31, 2004
		Filed September 1, 2004

Form 10-Q for the quarters ended August 31, 2004 and November 30,
2004
		File No. 001-13436

Dear Mr. Crotty:

	We have reviewed your letter dated March 15, 2005 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.


Form 10-K for the year ended May 31, 2004

Reports of Registered Public Accounting Firms, page F-2

1. We considered your response to comment 2. In light of the changes proposed in your response to comments 4 and 6 we believe that the revised opinion of BDO Seidman should be filed and accompanied by your restated financial statements.

Consolidated Statements of Operations, page F-6

2. We note your response to comment 4; however it is unclear to us how you accounted for this preferred stock transaction. Please provide us with the journal entries that you recorded in both fiscal year 2002 and fiscal year 2003 to account for the redemption of the
Junior Debt, common stock, warrants, and preferred stock and the subsequent issuance of the Series C preferred stock and common stock purchase warrants. Clarify whether you gave accounting effect to the consideration exchanged between GM Holdings and TLL Partners referred to in the fifth and sixth paragraphs of your response. In addition, tell us what adjustments you will make to remove the $36.3 million gain from the face of the income statement.

3. Moreover, refer to the second paragraph of you response to comment
4 and describe how and when TLL Partners originally acquired the option from Continental Illinois Venture Corporation (CIVC). What were the terms of this transaction? Tell us the consideration exchanged. Did Teletouch reflect this original transaction on its books? If so, how?

4. Refer to the sixth paragraph of your response to comment 4, which indicates that you used Hoak Breedlove Wesneski & Co. (HBW) to establish the value of your Series C Preferred Stock and 6,000,000 common stock warrants. Did HBW give you an independent valuation? If not, please explain. Tell us how HBW determined the value of these securities. Reconcile those values to the trading value of your common stock at the time of this transaction.

5. Further, it appears from your response that your Series C Preferred Shares may be converted at aproximately $0.04 per common share, a price which might have been in-the-money at the commitment date given the $0.36 per share value cited in the sixth paragraph of your response to comment 4. Tell us how you applied the guidance of
EITF 98-5 to this transaction. Further, as the 6,000,000 common stock purchase warrants were issued in the same planned transaction, tell us your consideration of the guidance provided by EITF 00-27. Tell us how you determined the relative fair value of these financial instruments. Tell us the trading price for your common shares at the commitment date and give us you calculations for EITF 98-5 and EITF
00-27.

6. We refer to your responses to comments 8 and 9. In addition to including the caption "exclusive of depreciation and amortization shown separately below", confirm for us that you will also include the amount of depreciation and amortization that is excluded from the respective line item. Further, please note that SAB Topic 11B does not require the caption "exclusive of depreciation and amortization shown separately below" to be included beside the selling and marketing expense line item and the general and administrative expense line item.

Note A - Basis of Presentation

Reclassifications, page F-9

7. In your response to comment 10, you imply that EITF 03-06 has not impacted your EPS presentation because it was effective for all periods subsequent to March 2004. Please note however, that paragraph 23 of EITF 03-06 states that "Prior period earnings per share amounts presented for comparative purposes should be restated to conform to the consensus guidance". As such, we believe this guidance is relevant for fiscal years 2003 and 2002. Please revise to present your basic EPS calculation using the two-class method and provide us with this calculation for each reporting period.

Note B - Summary of Significant Accounting Policies

Recent Accounting Pronouncements, page F-16

8. Expand your response to comment 12 and explain to us how
6,000,000
warrants issued to G&M Holding meet the criteria of paragraph 11 of
SFAS 150. Specifically address requirement (a) that as of inception the warrants embody your obligation to repurchase your equity. Further, in this regard, tell us of your consideration of the applicability of Rule 5-02.28 of Regulation S-X and SAB Topic 3C to these warrants.

9. Similarly, the third paragraph of your response to comment 12 states that certain of your common shares, issued in March 2005, also fall under paragraph 11 of SFAS 150. However, as these are outstanding shares it is unclear to us how paragraph 11 of SFAS 150
applies.   Please advise.  Give us a complete description of the
terms of these financial instruments and explain in more detail how you apply the relevant accounting literature. Please refer to all pertinent authoritative professional accounting literature in your response.


*    *    *    *

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review.
Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

      You may contact Adam Washecka, Staff Accountant, at (202)
824-
5569 or Joseph Kempf, Senior Staff Accountant, at (202) 942-1979 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 942-1990 with any other questions.

							Sincerely,


							Larry M. Spirgel
							Assistant Director




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Mr. J. Kernan Crotty
Teletouch Communications, Inc.
April 8, 2005
Page 4